Exhibit 5

Asian Infrastructure Investment Bank’s Financial Condition and Results of Operations as of and for the

Three Months Ended March 31, 2020

SELECTED FINANCIAL INFORMATION

The financial information included herein for the three-month periods ended March 31, 2020 and March 31, 2019 and as of March 31, 2020 and December 31, 2019 is derived from the unaudited interim condensed financial statements as of and for the three months ended March 31, 2020, including the notes thereto (the “Interim Financial Statements”), of the Asian Infrastructure Investment Bank (“AIIB” or the “Bank”). The Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” The financial condition and results of operations as of and for the three-month period ended March 31, 2020 are not necessarily indicative of results to be expected for the full year 2020.

The selected financial information should be read in conjunction with the Interim Financial Statements in Exhibit 6 of this annual report on Form 18-K and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Exhibit 5 of this annual report on Form 18-K.

	Three Months Ended March 31,
	2020	2019
	(in thousands of US$)
Selected Profit and Loss Information
Interest income	104,224	90,151
Interest expense	(14,813)	—

Net interest income	89,411	90,151
Net fee and commission income	2,780	2,508
Net gain on financial instruments measured at fair value through profit or loss	39,325	22,718
Net loss on financial instruments measured at amortized cost	(325)	—
Impairment provision	(47,255)	(2,714)
General and administrative expenses	(32,806)	(25,010)
Net foreign exchange (loss)/gain	(150)	110

Operating profit for the period	50,980	87,763
Accretion of paid-in capital receivables	2,309	15,042

Net profit for the period	53,289	102,805
Other comprehensive income	—	—

- Items will not be reclassified to profit or loss

Unrealized gain on fair-valued borrowings arising from changes in own credit risk	21,500	—

Total comprehensive income	74,789	102,805

	As of March 31,	As of December 31,
	2020	2019
	(in thousands of US$)
Selected Balance Sheet Information
Total assets	23,400,989	22,631,644
Total liabilities	3,338,079	2,645,473
Total members’ equity	20,062,910	19,986,171

Total liabilities and members’ equity	23,400,989	22,631,644

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Interim Financial Statements in Exhibit 6 of this annual report on Form 18-K.

Overview

AIIB is a multilateral development bank (“MDB”) with a mission to (i) foster sustainable economic development, create wealth and improve infrastructure connectivity in Asia by investing in infrastructure and other productive sectors and (ii) promote regional cooperation and partnership in addressing development challenges by working in close collaboration with other multilateral and bilateral development institutions. The Bank commenced operations on January 16, 2016 to help its members meet a substantial financing gap between the demand for infrastructure in Asia and available financial resources. The Bank aims to work with public and private sector partners to channel its own public resources, together with private and institutional funds, into sustainable infrastructure investment. The Bank maintains its principal office in Beijing, People’s Republic of China.

The Bank has identified three thematic priorities:

•	Sustainable Infrastructure: Promoting green infrastructure and supporting countries to meet their environmental and development goals.

•

Cross-border Connectivity: Prioritizing cross-border infrastructure, ranging from roads and rail, to ports, energy pipelines and telecoms across Central Asia, and the maritime routes in Southeast Asia, South Asia, the Middle East and beyond.

•	Private Capital Mobilization: Devising innovative solutions that catalyze private capital, in partnership with other MDBs, governments, private financiers and other partners.

Income Statement

Interest Income

Interest income mainly consists of (i) interest earned on cash, cash equivalents and deposits (primarily, term deposits and certificates of deposit), (ii) interest earned on loan investments, including the amortization of front-end fees and other costs related to loan origination and (iii) interest earned on bond investments.

Three Months Ended March 31, 2020 and 2019. AIIB’s total interest income increased to US$104.2 million for the three months ended March 31, 2020 from US$90.2 million for the three months ended March 31, 2019, mainly as a result of an increase in loan and bond investments and cash, cash equivalents and deposits. Interest income from loan investments increased to US$22.1 million for the three months ended March 31, 2020 from US$15.5 million for the three months ended March 31, 2019. Interest income from bond investments increased to US$5.5 million for the three months ended March 31, 2020 from nil for the three months ended March 31, 2019. Interest income from cash, cash equivalents and deposits increased slightly to US$76.7 million for the three months ended March 31, 2020 from US$74.7 million for the three months ended March 31, 2019.

Interest Expense

Three Months Ended March 31, 2020 and 2019. AIIB’s interest expense increased to US$14.8 million for the three months ended March 31, 2020 from nil for the three months ended March 31, 2019 as a result of interest expense on (i) AIIB’s US$2,500 million principal amount of 2.250% notes due 2024 and (ii) a total of US$395 million equivalent fixed rate notes issued in the three-month period ended March 31, 2020 under AIIB’s Global Medium Term Note (“GMTN”) program.

Net Interest Income

Net interest income is interest income less interest expense.

Three Months Ended March 31, 2020 and 2019. Mainly for the reasons set forth above, AIIB’s net interest income decreased to US$89.4 million for the three months ended March 31, 2020 from US$90.2 million for the three months ended March 31, 2019.

Net Fee and Commission Income

Net fee and commission income mainly consists of loan commitment and service fees charged to borrowers less co-financing service fees paid in respect of co-financing arrangements.

Three Months Ended March 31, 2020 and 2019. AIIB’s net fee and commission income increased to US$2.8 million for the three months ended March 31, 2020 from US$2.5 million for the three months ended March 31, 2019 as a result of an increase in loan commitment and service fees charged to borrowers partially offset by an increase in co-financing service fees.

Net Gain on Financial Instruments Measured at Fair Value through Profit or Loss

Net gain on financial instruments measured at fair value through profit or loss mainly reflects the change in fair value of AIIB’s investments in (i) money market funds and (ii) portfolios of high credit quality securities managed by external asset managers engaged by AIIB, as well as changes in the fair value of AIIB’s own borrowings and derivatives.

Three Months Ended March 31, 2020 and 2019. AIIB’s net gain on financial instruments measured at fair value through profit or loss increased to US$39.3 million for the three months ended March 31, 2020 from US$22.7 million for the three months ended March 31, 2019 mainly due to the fair value gains on the portfolios of high credit quality securities managed by external asset managers engaged by AIIB.

Net Loss on Financial Instruments Measured at Amortized Cost

Net loss on financial instruments measured at amortized cost reflects the change in amortized cost of the Bank’s investments in a fixed income portfolio which comprises primarily Asian infrastructure-related bonds.

Three Months Ended March 31, 2020 and 2019. AIIB’s net loss on financial instruments measured at amortized cost increased to US$0.3 million for the three months ended March 31, 2020 from nil for the three months ended March 31, 2019 due to early redemptions or disposal of certain bonds in the portfolio.

Impairment Provision

AIIB uses an expected credit loss (“ECL”) model to estimate credit losses on financial assets, such as loan disbursements, and on other instruments, such as undrawn loan commitments. AIIB recognizes an ECL allowance at each reporting date and recognizes as an impairment loss or the reversal of an impairment loss (i.e., an impairment provision) the change in ECL allowance between such reporting date and the previous reporting date.

Three Months Ended March 31, 2020 and 2019. AIIB’s impairment provision increased to US$47.3 million for the three months ended March 31, 2020 from US$2.7 million for the three months ended March 31, 2019. The impairment provision for the three months ended March 31, 2020 included a US$29.6 million increase in the ECL allowance relating to the Bank’s portfolio of loan investments and loan commitments and a US$17.6 million increase in the ECL allowance relating to the Bank’s portfolio of bond investments at amortized cost, which consists primarily of Asian infrastructure-related bonds. The increase in the ECL allowance for loan investments and loan commitments resulted mainly from downgrades in the internal ratings of certain sovereign-backed and non-sovereign backed borrowers in the three months ended March 31, 2020 as a result of worsening credit conditions, due in large part to the COVID-19 pandemic, in the member jurisdictions where the Bank’s largest sovereign-backed and non-sovereign-backed borrowers are located. The increase in the ECL allowance for the Bank’s portfolio of bond investments at amortized cost resulted mainly from the assessment of two bond holdings in the portfolio (issued by the same issuer) as “credit impaired.”

General and Administrative Expenses

General and administrative expenses mainly consist of (i) staff costs, such as short-term employee benefits, including salaries, location premiums and medical and life insurance, and costs related to AIIB’s defined contribution (i.e., retirement) plans, (ii) professional service expenses, (iii) IT services, (iv) facilities and administration expenses, (v) travel expenses and (vi) other expenses.

Three Months Ended March 31, 2020 and 2019. AIIB’s general and administrative expenses increased to US$32.8 million for the three months ended March 31, 2020 from US$25.0 million for the three months ended March 31, 2019 mainly due to (i) an increase in staff costs to US$17.4 million for the three months ended March 31, 2020 from US$11.8 million for the three months ended March 31, 2019, (ii) an increase in professional service expenses to US$5.4 million for the three months ended March 31, 2020 from $3.6 million for the three months ended March 31, 2019 and (iii) an increase in expenses on IT services to US$4.1 million for the three months ended March 31, 2020 from US$3.6 million for the three months ended March 31, 2019, which were partially offset by a decrease in travel expenses to US$1.8 million for the three months ended March 31, 2020 from US$2.2 million for the three months ended March 31, 2019. Such increases were mainly the result of the continuing ramp-up of AIIB’s organizational activities and investment operations, while the decrease in travel expenses was mainly the result of reduced travel in light of the COVID-19 pandemic.

Operating Profit

Three Months Ended March 31, 2020 and 2019. Mainly for the reasons set forth above, AIIB’s operating profit decreased to US$51.0 million for the three months ended March 31, 2020 from US$87.8 million for the three months ended March 31, 2019.

Accretion of Paid-in Capital Receivables

Paid-in capital receivables represent amounts due from the Bank’s members in respect of paid-in capital. These amounts are initially recognized at fair value, which reflects the discounted present value of future paid-in capital inflows, and subsequently measured at amortized cost. The difference between amortized cost and fair value is accounted for as a reserve under members’ equity and is accreted through the income statement using the effective interest method.

Three Months Ended March 31, 2020 and 2019. AIIB’s accretion of paid-in capital receivables equaled US$2.3 million for the three months ended March 31, 2020, compared to US$15.0 million for the three months ended March 31, 2019. The decrease is mainly the result of the continuing payment of members’ paid-in capital contributions.

Other Comprehensive Income

For financial liabilities that are designated at fair value through profit or loss, fair value changes attributable to changes in AIIB’s own credit risk are recognized in other comprehensive income.

Three Months Ended March 31, 2020 and 2019. AIIB’s unrealized gain on the Bank’s borrowings arising from changes in AIIB’s own credit risk increased to US$21.5 million for the three months ended March 31, 2020 from nil for the three months ended March 31, 2019 as a result of the widening of the Bank’s credit spread against LIBOR due to recent volatility in the financial markets.

Total comprehensive income

Three Months Ended March 31, 2020 and 2019. Mainly for the reasons set forth above, AIIB’s total comprehensive income decreased to US$74.8 million for the three months ended March 31, 2020 from US$102.8 million for the three months ended March 31, 2019.

Balance Sheet

Assets

Total assets mainly consist of (i) term deposits and certificates of deposit with initial maturities of more than three months, (ii) investments at fair value through profit or loss, (iii) cash and cash equivalents, (iv) loan investments at amortized cost, (v) paid-in capital receivables, (vi) bond investments at amortized cost and (vii) derivatives entered into to manage interest rate and currency risks.

Investments at fair value through profit and loss mainly consist of the Bank’s investments in portfolios of high credit quality securities managed by external asset managers engaged by AIIB. Cash and cash equivalents consist of (i) term deposits and certificates of deposit with initial maturities of three months or less, (ii) demand deposits and (iii) money market funds.

Assets of the Bank include high-quality liquid assets, which are defined as cash or assets that can be converted into cash at little or no loss in value.

As of March 31, 2020 and December 31, 2019. As of March 31, 2020, AIIB’s total assets were US$23,401.0 million, compared to total assets of US$22,631.6 million as of December 31, 2019. This increase resulted mainly from (i) an increase of US$1,836.8 million in term deposits and certificates of deposit with an initial maturity of more than three months, (ii) an increase of US$144.0 million in derivatives entered into to manage interest rate and currency risks and (iii) an increase of US$111.9 million in loan investments at amortized cost. This increase was partially offset by (i) a decrease of US$1,158.4 million in cash and cash equivalents (mainly resulting from the use of cash and cash equivalents to increase holdings of term deposits and certificates of deposit with an initial maturity of more than three months) and (ii) a decrease of US$197.5 million in paid-in capital receivables (reflecting the continuing payment of members’ paid-in capital contributions).

Liabilities

Total liabilities mainly consist of (i) borrowings, (ii) cash collateral payable, (iii) amounts payable for the Bank’s fund investments, (iv) provisions resulting from the ECL on loan commitments and (v) accrued expenses.

As of March 31, 2020 and December 31, 2019. As of March 31, 2020, AIIB’s total liabilities were US$3,338.1 million, compared to total liabilities of US$2,645.5 million as of December 31, 2019. This increase resulted primarily from (i) an increase of US$515.8 million in borrowings (mainly resulting from AIIB’s issuance of a total of US$395.1 million equivalent of fixed rate notes under the Bank’s GMTN program and a net decrease in the fair value through profit or loss of the Bank’s borrowings, (ii) an increase of US$133.5 million in cash collateral payable, (iii) an increase of US$33.3 million in payable for the Bank’s fund investments and (iv) an increase of $10.6 million in provisions resulting from the ECL on loan commitments.

Members’ Equity

Members’ equity consists of (i) paid-in capital, (ii) reserves for accretion of paid-in capital receivables, (iii) reserves for unrealized gain on borrowings measured at fair value attributable to changes in the Bank’s own credit risk and (iv) retained earnings.

As of March 31, 2020 and December 31, 2019. As of March 31, 2020, AIIB’s total members’ equity was US$20,062.9 million, compared to total members’ equity of US$19,986.2 million as of December 31, 2019. This increase resulted from an increase of US$51.0 million in retained earnings, an increase of US$21.5 million in reserves for unrealized gain on borrowings measured at fair value attributable to the Bank’s own credit risk, an increase of US$2.0 million in paid-in capital and a decrease of US$2.3 million in reserves for accretion of paid-in capital receivables.

Asset Quality

As of March 31, 2020, no AIIB assets were categorized as overdue, restructured trouble debt, in non-accrual status or written off, except for US$15.3 million in bond investments, which are credit impaired, and US$174.7 million of overdue contractual undiscounted paid-in capital receivables, which are not credit impaired.